SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2008	Commission File Number: 1-7274
Bell Canada
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                    .
Notwithstanding any reference to BCE Inc.’s or Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s or Bell Canada’s site or any other site on the World Wide Web referred to in BCE Inc.’s or Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
EXHIBIT INDEX
EX-1
EX-2
EX-3

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
/s/ Patricia A. Olah
Patricia A. Olah
Corporate Secretary and Lead Governance Counsel Date: November 10, 2008

EXHIBIT INDEX
1.	News Release

2.	Offering Circular — 6.15% Debentures, Series M-2, due June 15, 2009 and 5.50% Debentures, Series M-16, due August 12, 2010

3.	Letter of Acceptance and Transmittal.